Mail Stop 6010


							August 26, 2005



Via U.S. Mail and Facsimile (763-476-0364)

Mr. Elwin Beaty
Chief Financial Officer
Scanner Technologies Corporation
14505 21st Avenue North, Suite 220
Minneapolis, MN 55447


	Re:	Scanner Technologies Corporation
		Form 10-KSB for year ended December 31, 2004
		Filed March 15, 2005
		File No. 000-08149

Dear Mr. Beaty:

      We have reviewed your filings and have the following comments.
We have limited our review to your financial statements and related disclosures. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

Note 1.  Basis of Presentation and Significant Accounting
Policies,
page F-6

Accounting for Stock Compensation, page F-7

1. You state that in your fair value calculations, you assume a volatility of 0% as your stock is thinly traded and you are "essentially a nonpublic entity." Please note that the provisions of paragraph 174 of SFAS 123 regarding the use of the minimum value method apply only to nonpublic entities, and therefore any public entity, regardless of the trading activity of its stock, is not permitted to apply the minimum value method. Revise your volatility assumptions in future filings to comply with the provisions of SFAS
123.  In this regard, we refer you to paragraphs 284-285 of SFAS
123,
which provides guidance on estimating expected volatility.

Note 11 - Contingencies and Uncertainty, page F-16

2. We note that in connection with the 2003 settlement of part of your lawsuit against ICOS Vision Systems Corp., you paid your President $160,000 from the proceeds of the settlement. We further note that this payment was in accordance with a 2002 agreement whereby your President forgave compensation that he had earned in exchange for the rights to a percentage of amounts collected on patent litigation. Despite the contingencies involved, it appears that these payments to your President in essence are compensation payments for past services provided. However, we note that you have recorded these payments as an offset to the gain from the patent litigation rather than as compensation expense included in your operating expenses. We note that your President may be entitled to additional amounts pending the results of other patent litigation. Revise future filings to include any future payments to your President in connection with this agreement as operating expenses, or tell us why you believe your current presentation is appropriate.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778, Kevin Vaughn, Reviewing Accountant, at (202) 551-3643, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,




							   	Michele Gohlke
						Branch Chief
Mr. Elwin Beaty
Scanner Technologies Corporation
August 26, 2005
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